SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

Extraordinary Shareholders' Meeting

The Chief Executive Officer of Ecopetrol S.A. hereby calls on Shareholders to attend the extraordinary shareholders’ meeting to be held on Wednesday, August 3rd, 2011, starting at 7:30 a.m., at the International Center of Business and Exhibitions (Centro Internacional de Negocios y Exposiciones, Corferias), located at Carrera 37 No. 24 – 67 in Bogota, Colombia.

The agenda of the meeting will be:

1.	Safety guidelines
2.	Quorum verification
3.	Opening by the Chief Executive Officer of Ecopetrol S.A.
4.	Approval of the agenda
5.	Appointment of the President for the meeting
6.	Appointment of the Commission in charge of scrutinizing elections and polling
7.	Appointment of the Commission in charge of reviewing and approving the minutes of the meeting
8.	Election of the Board of Directors (originated in the eighth position´s vacancy, which corresponds to the Director nominated by the departments that produce hydrocarbons exploited by Ecopetrol)

The résumés of the current Directors and the candidate nominated by the departments that produce hydrocarbons exploited by Ecopetrol are available to the shareholders on Ecopetrol´s Web site.

Shareholders that are not able to attend the Shareholders´ Meeting may be represented through a proxy, granted in writing, pursuant to the requirements provided for under Colombian Corporate Law. In order to facilitate the fulfillment of these requirements, shareholders are allowed to download from the website, various proxy models that have been designed for each relevant case.

Except for the cases of legal representation, officers and employees of Ecopetrol S.A. shall not be entitled to represent shares other than their own, while in exercise of their posts, nor shall be allowed to substitute the powers of attorney conferred upon them.

In all events, shareholders´ representation shall be subject to the rules set forth under Colombian Corporate Law and Securities Regulations, concerning illegal, unauthorized and unsafe practices by the issuers of securities.

JAVIER G. GUTIERREZ PEMBERTHY
Chief Executive Officer

RECOMMENDATIONS:

•	Have your identity document at hand, and if you are representing other shares, the respective proxy.
•	The doors of Corferias and the registration spots will be opened from 6:30 a.m. onwards.
•	Entry of accompanying persons will be allowed only for physically handicapped Shareholders, elder adults and under aged individuals.
•	No kits (presents) or food will be provided to the attendees.

For further information please contact:
Shareholders’ and Investors´ Office
Calle 81 No. 19A-18, Edificio Country, Piso 2
Phone: Bogota: 307 70 75; rest of the country: 01 8000 113434
E-mail: accionistas@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 22, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer